OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996





                             CONTENTS



                                                        Page

Statements of Transfer Fee Billings                       1

Summary of Costs Incurred                                 2

Rate of Return on Investment                              3

Rail Car Maintenance Facility
  Report for the Year 1996                           (Attachment)

                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996
                                       October 1996                   November 1996                      December 1996
                               Tons   Unit Price    Amount    Tons     Unit Price    Amount    Tons     Unit Price     Amount
                                      (per ton)     (000)              (per ton)     (000)              (per ton)      (000)
SERVICE TO AFFILIATES

  Indiana Michigan Power
  Company and AEP
  Generating Company:
    Rockport Plant . . . . .   807,200   $1.34      $1,082      652,485   $1.34      $  874     757,488    $1.25      $  947

SERVICE TO NON-AFFILIATES. .   283,169   $1.11         315      316,218   $1.11         352     329,810    $1.11         367

    TOTAL. . . . . . . . . . 1,090,369              $1,397      968,703              $1,226   1,087,298               $1,314

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1996

                                                           Three
                                                           Months
                        October    November    December    Ended
                         1996        1996        1996    12/31/96
                                     (in thousands)

Rents. . . . . . . . .  $  589      $  583      $  591    $1,763
Labor-UMW* . . . . . .     152         154         163       469
Benefits-UMW*. . . . .     149         139         157       445
Salaries and
  Benefits-Nonunion. .      62          54          50       166
Materials & Supplies .     103          66         698       867
Billed Services. . . .     101          76         239       416
Taxes**. . . . . . . .      62         (27)         62        97
Administrative and
  General. . . . . . .     158         116         199       473
Inventory
 Adjustments***. . . .      38         (53)         (6)      (21)
Electricity. . . . . .      85          72          67       224
Cost-of-Capital. . . .      42          31          26        99

          Total. . . .  $1,541      $1,211      $2,246    $4,998



  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.

                        OHIO POWER COMPANY
       COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
                  Rate of Return on Investments

                                                       After-Tax
              Capitalization   Percent   Effective     Weighted
Component      at 12/31/96    of Total     Cost    Rate of Return
                   (000)

Long-Term Debt   $  957,626(a)  39.14%     7.47%(c)       2.92%

Preferred Stock     148,432      6.07%     5.73%(c)        .35%

Common Stock      1,340,260(b)  54.79%    12.81%(d)       7.02%

Total            $2,446,318    100.00%                   10.29%*


(a) Includes Long-Term Debt due in one-year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.
(b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
(c)  Embedded Cost at 12/31/96.
(d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.
 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1997.

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
                  ANNUAL REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
               FOR THE YEAR ENDED DECEMBER 31, 1996

                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                  RAIL CAR MAINTENANCE FACILITY
             STATEMENT OF BILLINGS AND COSTS INCURRED
                        FOR THE YEAR 1996

                                 Affiliated  Unaffiliated   Total
                                           (in thousands)
Revenues:

  Indiana Michigan Power Company.  $2,246         -        $2,246

  Ohio Power Company. . . . . . .      57         -            57

  Ohio Valley Electric Company. .     200         -           200

  Unaffiliated Companies. . . . .    -          $111          111

    Total Revenues. . . . . . . .   2,503        111        2,614

Cost of Sales:

  Labor . . . . . . . . . . . . .     175         29          204

  Material. . . . . . . . . . . .   1,390         (4)       1,386

  Overheads . . . . . . . . . . .     938         86        1,024

    Total Cost of Sales . . . . .   2,503        111        2,614

Gross Margin. . . . . . . . . . .  $ -          $ -        $ -

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.

The above cost of sales does not include $257,000 of deferred expenses as of December 31, 1996 related to December work performed but not yet billed.